Exhibit 99.1

Electra Signs Benefits Agreement with Métis Nation of Ontario

Toronto, Ontario – (July 26, 2022) – Electra Battery Materials Corporation (NASDAQ: ELBM; TSX-V: ELBM) (“Electra”) today announced that it has signed a Benefits Agreement with the Métis Nation of Ontario (“MNO”) solidifying a relationship between the two parties and providing employment, training, procurement, and business opportunities related to the construction and expansion of the Company’s battery materials refinery north of Toronto near Temiskaming Shores.

“Signing our first Benefits Agreement marks an important milestone for Electra as we advance with the commissioning of our refinery,” said Trent Mell, CEO of Electra Battery Materials. “It demonstrates our commitment to operations that are environmentally, culturally, and socially responsible, and also reflects our commitment to working with Indigenous communities in respectful and mutually beneficial ways.”

“We welcome the signing of the Benefits Agreement and Electra’s commitment to support economic, cultural, and educational activities in the region,” said Lorette McKnight, President of the Métis Nation of Ontario Temiskaming Métis Council. “The construction of a battery materials plant in Ontario on the James Bay and Abitibi/Temiscamingue Métis Traditional Territories represents an exciting development that will create many opportunities while also supporting environmental sustainability through reducing carbon emissions as a result of the adoption of electric vehicles.”

In connection with the Benefits Agreement, Electra has agreed to issue 20,000 common shares of the Company to the MNO as a means of providing a measure of economic participation in the success of Electra’s low-carbon battery materials visions. The issuance of the common shares remains subject to the approval of the TSX Venture Exchange. Once issued, the common shares will be subject to a statutory hold period of four-months-and-one-day in accordance with applicable securities laws.

Electra is advancing with the commissioning of a battery materials refinery in Temiskaming Shores, Ontario with a plant capacity of 5,100 tonnes of cobalt in sulfate. In concert with its effort to commission the refinery, Electra intends to launch a battery materials recycling demonstration plant in the fall of 2022.

Awards 2022 Electra Excellence Bursaries

Electra also announced that as part of its commitment to supporting local communities near its refinery, it awarded its 2022 Electra Excellence Bursaries to a deserving student from the graduating class of each of the following schools: Englehart High School, Timiskaming District Secondary School, Kirkland Lake District Composite School, and École Secondaire catholique Sainte-Marie. Electra granted each deserving student a $1,000 bursary based on their commitment to learning and an intention to pursue a post-secondary education.

About Electra Battery Materials

Electra is a processor of low-carbon, ethically-sourced battery materials. Currently commissioning North America’s only cobalt sulfate refinery, Electra is executing a multipronged strategy focused on onshoring the electric vehicle supply chain. Keys to its strategy are integrating black mass recycling and nickel sulfate production at Electra’s refinery located north of Toronto, advancing Iron Creek, its cobalt-copper exploration-stage project in the Idaho Cobalt Belt, and expanding cobalt sulfate processing into Bécancour, Quebec. For more information visit www.ElectraBMC.com.

Contact:

Joe Racanelli
Vice President, Investor Relations

info@ElectraBMC.com
1.416.900.3891

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward-Looking Statements

This news release may contain forward-looking statements and forward-looking information (together, “forward-looking statements”) within the meaning of applicable securities laws and the United States Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical facts, are forward-looking statements. Generally, forward-looking statements can be identified by the use of terminology such as “plans”, “expects', “estimates”, “intends”, “anticipates”, “believes” or variations of such words, or statements that certain actions, events or results “may”, “could”, “would”, “might”, “occur” or “be achieved”. Forward-looking statements involve risks, uncertainties and other factors that could cause actual results, performance, and opportunities to differ materially from those implied by such forward-looking statements. Factors that could cause actual results to differ materially from these forward-looking statements are set forth in the management discussion and analysis and other disclosures of risk factors for Electra Battery Materials Corporation, filed on SEDAR at www.sedar.com. Although Electra Battery Materials Corporation believes that the information and assumptions used in preparing the forward-looking statements are reasonable, undue reliance should not be placed on these statements, which only apply as of the date of this news release, and no assurance can be given that such events will occur in the disclosed times frames or at all. Except where required by applicable law, Electra Battery Materials Corporation disclaims any intention or obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.